Exhibit 99.2

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our operating and financial condition and prospects provides information that we believe to be relevant to an assessment and understanding of our operating and financial condition for the periods described. You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 30, 2026 (the “Annual Report”). Unless the context requires otherwise, the terms “Pulsenmore,” “we,” “us,” “our,” “the Company,” and similar designations refer to Pulsenmore Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Pulsenmore. The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this report as of June 30, 2026, and June 30, 2025, are translated using the rate of NIS 2.978 to US$1.00, the exchange rate reported by the Bank of Israel on June 30, 2026.

References to “ordinary shares” are to our ordinary shares, par value NIS 0.00032 per share.

As a result of many factors, including those factors set forth in the section titled “Forward Looking Statements,” as well as the risk factors included in our Annual Report, our actual results could differ materially from the results described in or implied by the forward looking statements contained in the following discussion and analysis.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the Company’s condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Forward Looking Statements

The following discussion contains “forward-looking statements,” which may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. In addition, certain sections of this report contain information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in our Annual Report (particularly those in “Item 3. Key Information - Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;
●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to manufacture, market and sell our products and to generate revenues;
●	our ability to maintain our relationships with key partners and grow relationships with new partners;
●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;
●	our ability to launch and penetrate markets in new locations and new market segments;
●	our ability to retain key executive members and hire additional personnel;
●	our ability to maintain and expand intellectual property rights;
●	interpretations of current laws and the passages of future laws;
●	our ability to achieve greater regulatory compliance needed in existing and new markets;
●	our ability to achieve key performance milestones in our planned operational testing;
●	our ability to establish adequate sales, marketing and distribution channels;
●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment;
●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;
●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;
●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel;
●	acceptance of our business model by investors; and
●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report generally.

Overview

General

We are an emerging medical device company focused on research, development, manufacture, marketing, and sale of innovative, non-invasive portable ultrasound solutions that provide significant healthcare benefits by utilizing next-generation technology for home use. We currently have two primary products, the Pulsenmore ES and the Pulsenmore FC, and an additional third portable ultrasound solution that is in earlier developmental stages, the Pulsenmore MC. We collectively refer to our products as the “Pulsenmore Products”. The Pulsenmore Products open the door to a new market in the field of ultrasound – performing home scans in gynecology as well as in various other fields such as pulmonary, cardiology, and urology.

The Pulsenmore ES is a non-invasive home ultrasound device that is clinically proven to support prenatal care by allowing expectant mothers to perform self-scans and telehealth guided scans at home. The device is approved for use in several key markets including the United States, Europe, Switzerland, Australia, Brazil, Colombia and Israel. Another product, the Pulsenmore FC is intended for self-examination of ovarian follicles and endometrial tissue in women undergoing in vitro fertilization (IVF) or fertility preservation. The Pulsenmore FC device is approved for use in Israel and has been supplied for clinical research purposes in other territories. As we are in the early stages of commercialization of the Pulsenmore FC device in Israel, we plan to gain more real-world experience with the Pulsenmore FC before submitting for approval in the United States and other territories. We are also developing the Pulsenmore MC which is engineered for daily monitoring of fluids in the lungs in patients with various pulmonary conditions, end stage renal disease, or congestive heart failure. The Pulsenmore MC is in the early stages of development, and we are conducting clinical feasibility trials.

Our flagship product, the Pulsenmore ES, has had a significant technological impact. In a recent survey of Pulsenmore ES users, approximately 86.3% of users reported a better pregnancy experience overall, 63% reported shorter clinical visits, and 90% reported a reduction in pregnancy-related anxiety and stress. With each sonogram taking approximately 74 seconds and over 150,000 home scans performed to date, the Pulsenmore ES enables better access and continuity of care with earlier detection of warning signs and alerts on risk conditions that may require intervention.

The Pulsenmore Products utilize proprietary ultrasound technology to generate high-quality ultrasound images that can be easily shared with healthcare providers for remote monitoring and consultation. The Pulsenmore Products are compact, hand-sized devices that make use of smart mobile phones to enable the relevant exams to be performed without the need for a physical visit in a clinic or hospital. The Pulsenmore Products include a software application for smart mobile phones that can be downloaded and installed by end users to help facilitate the remote physical examination or remote monitoring using telehealth technology. The software application allows the ultrasound images to be directly transferred to attending physicians, medical staff, or call center clinics. The distinction between the Pulsenmore Products and its peers lies in the Pulsenmore Products’ ability to provide reliable scans while ensuring user safety and comfort through a user-friendly interface and design. This enables users to achieve peace of mind and continuity of care without the need for frequent clinic visits, reducing the associated time spent and financial costs.

We focus on developing cutting-edge technologies to better meet the needs of patients and providing compelling value to our partners. In Israel, we have established partnerships with Clalit Health Services, as well as Sheba Medical Center, or Sheba, Israel’s largest hospital accounting collectively for more than NIS 6.1 million (approximately $2 million) in sales of Pulsenmore ES units in Israel for the six months ended June 30, 2026.

The Pulsenmore Products address significant and growing markets that we believe will sustain our long-term growth. Factors such as an increase in the demand for remote-access health solutions, the growing awareness of preventive diagnostics, and the influence of digital health trends are driving the growth of the home ultrasound market. We are increasing our focus on brand awareness and partnerships with healthcare providers which we believe will increase product utilization and expand our presence in existing and our penetration to new geographies. We believe our compelling product offering, coupled with an attractive business model premised on attractive economic benefits for our partners, effectively positions us to sustain and empower our future growth.

At the end of October 2025, we received FDA approval of the Pulsenmore ES as a Class II device to enable the acquisition of ultrasound images that allow interpreting healthcare providers to determine fetal heartrate. While we are currently focused on expanding our operations in the United States as well as Israel, we are also focusing on penetrating additional geographic markets with the Pulsenmore ES device. We received CE approval for the sale of the device in Europe. In 2024, we signed a distribution agreement with a distributor in Italy. We received purchase agreements in France and Poland in the second quarter and are engaged in identifying opportunities to partner with Europe-based healthcare providers. In South America, the Pulsenmore ES is currently approved for sale in Brazil and Colombia however with the recent receipt of FDA approval in the Unites States, we are currently focused on expanding our commercial footprint in the United States. In the Asia-Pacific region, we have received regulatory approval for Pulsenmore ES in Australia, where we started commercial operations in the first quarter of 2025 and partnered with a health-provider in the third quarter of 2025. We cannot assure that any of the Pulsenmore ES or Pulsenmore FC or any other medical devices or new uses, modifications, or renewals for any approved devices will be cleared or approved in a timely or cost-effective manner, if cleared or approved at all, or that we will be able to maintain the clearance or approval of such devices.

Following receipt of FDA authorization for the Pulsenmore ES, we officially launched our U.S. commercial activities at the beginning of 2026 and showcased our platform at the SMFM Pregnancy Meeting in Las Vegas in February 2026. In January 2026, we entered into our first U.S. commercial agreements with The Center for Fetal Maternal Ultrasound (CFFM) in Los Angeles, California and TLC Perinatal Care in Silver Spring, Maryland. We also completed our first provider onboarding in the United States at the end of January 2026 and recorded our first U.S. home ultrasound patient scan in February 2026.

In June 2026, we announced a strategic partnership with Ouma Health to expand access to remote prenatal care across the United States. The collaboration is intended to support care delivery for underserved patient populations, including those living in maternity deserts and underserved communities, and to generate insights and experience that may support future expansion opportunities with healthcare systems, maternity care providers and payer organizations.

In July 2026, we announced that we were selected to participate in Israel’s Healthcare AI Regulatory Sandbox Program, established by the Israel Innovation Authority (hereinafter – the “IIA”) and the Israeli Ministry of Health. As part of the program, we expect to lead a project valued at NIS 3 million (approximately $1 million). The grant approved amounted to NIS 1.2 million (approximately $0.4 million).

On August 12, 2026 the IIA approved NIS 3.8 million (approximately $1.27 million) as a grant to the Company for SmartScan AI Program. The said 12-month program is intended to develop technology combining artificial intelligence, and real-time feedback to independently guide pregnant women while performing ultrasound scans at home.

To enhance our market position and sustain our track record of innovation, we continuously invest in research and development (R&D) of our products. Our innovation is supported by a portfolio of over 21 families of patents and patent applications invented by our experienced and committed R&D team. Our ability to effectively innovate is enhanced by our senior management and employees who have extensive expertise in the field of medical ultrasound devices. This allows us to incorporate critical feedback and emerging trends in real-time, supporting our continuous and iterative development processes.

We currently have an emerging pipeline of enhancements that we believe will allow us to increase our offerings to existing customers and to attract new customers. We believe that introducing new products and product enhancements is important to satisfy customer demand and respond to evolving technological developments.

Recent Developments

Private Placement

On June 25, 2026, we entered into a securities purchase agreement with an institutional investor for the purchase and sale of pre-funded warrants to purchase up to 1,562,500 ordinary shares (the “pre-funded warrants”) and ordinary warrants to purchase up to 1,562,500 ordinary shares (the “ordinary warrants”) in a private placement. The combined purchase price was $4.80 per ordinary share and accompanying ordinary warrant (or $4.7999 per pre-funded warrant and accompanying ordinary warrant), resulting in aggregate gross proceeds of 22.5 million (approximately $7.5 million), before deducting placement agent fees and other offering expenses in total amount of NIS 2.1 million (approximately $0.7 million). The closing of the private placement occurred on June 26, 2026.

The ordinary warrants issued in the private placement are exercisable immediately, have an exercise price of $4.80 per ordinary share and expire five years following the date of issuance. The pre-funded warrants are exercisable immediately at an exercise price of $0.0001 per ordinary share and remain exercisable until exercised in full.

The pre-funded warrants and the ordinary warrants are subject to a provision prohibiting the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of such warrants (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of our outstanding ordinary shares.

In connection with the private placement, we filed a Registration Statement on Form F-1 (the “Registration Statement”) with the SEC on July 2, 2026, which was declared effective by the SEC on July 10, 2026. If we fail to keep the Registration Statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the institutional investor.

Security Situation in Israel

Our executive offices, research and development laboratories are located in Ramat Gan, Israel while our production site is located in Omer, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, military, political, and economic conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, and terrorism against civilian targets in various parts of Israel.

On October 7, 2023, the “Swords of Iron” war broke out between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the broader regional security environment remains unstable, with periodic exchanges of fire involving Iran-backed groups in Lebanon, Syria, Iraq and Yemen, elevated threats against Israeli and U.S. targets, and episodic direct strikes between Israel and Iran during 2024, 2025 and 2026 that have not resolved underlying tensions. In June 2025, Israel and Iran engaged in direct hostilities, including Iranian launches of drones and ballistic missiles against Israel and Israeli operations against Iranian air defenses and missile production sites with the United States also carrying out strikes on Iranian nuclear facilities before a ceasefire took effect. On February 28, 2026, Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, including Saudi Arabia, the United Arab Emirates (UAE), Bahrain, Kuwait, Qatar, Jordan, Iraq, and Oman, as well as against U.S. targets in the Middle East. In addition, Iran closed the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which caused global energy prices to rise and had a negative effect on the global economy and increased the instability in the Middle East as well as globally. In addition, in March 2026, the Israel-Lebanon ceasefire collapsed amid the operation against Iran, leading to Hezbollah firing rockets and drones against Israeli targets and a new Israeli ground operation against Hezbollah was initiated. As of the date of this Registration Statement, although Israel and Lebanon recently entered into a U.S.-brokered framework agreement intended to advance a cessation of hostilities and improve regional stability, and while this operation, as well as the operation against Iran, are under a fragile ceasefire, the ceasefire could collapse and lead to the continuation of the hostilities between the parties involved, and the outcome of the ceasefire, as well as the potential of the hostilities to continue and the effect thereof, are uncertain.

Hostilities and threats connected to Iran’s regional network, comprising Hezbollah in Lebanon, militias in Syria and Iraq, and the Houthis in Yemen, have included attacks affecting Israel and disruptions to regional maritime routes.

In addition, in late 2025 and into 2026, Iran faced renewed domestic protests; in parallel, U.S. and European sanctions actions and enforcement have intensified. These factors can influence regional escalation, with potential impacts on Israel’s security and the operating environment for companies based in Israel.

All of the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, and other international tribunals, may adversely impact our ability to cooperate and collaborate with third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 (or 41, in some cases, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time, which may materially adversely affect our business.

In addition, ongoing political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, after several credit rating downgrades in recent years, on November 7, 2025, S&P Global Ratings revised its outlook on Israel to “stable” from “negative,” while affirming the “A” rating and on January 30, 2026, Moody’s also revised its outlook on Israel to “stable” from “negative,” while affirming Israel’s Baa1 long-term local and foreign-currency issuer ratings. Despite this stabilization in outlook by S&P, Moody’s and Fitch Ratings continued to maintain a negative outlook as of early 2026, citing persistent exposure to geopolitical risks and a polarized political system.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Our insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Components of Operating Results

Sales

We primarily derive revenue from the sale of our Pulsenmore ES product. We expect revenue to increase over time as we expand our customer base and product offering.

As of June 30, 2026, we operate in a single business segment.

Cost of Sales

Cost of sales mainly consists of raw materials and components used in the manufacturing of our products, shipping and handling costs, salary and related expenses of headcount related to production, employee-related expenses and related overhead.

Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including employee-related expenses, such as salaries and related expenses, share-based compensation, depreciation expenses, raw materials and consumables, consulting fees and intellectual property expenses, such as patent application and maintenance expenses. During the six months ended June 30, 2026, no royalty-bearing grants were received which represent participation of the IIA and Korea Israel Industrial (“KORIL”) programs for research and development. We expect to continue to invest in research and development to enhance our product offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Sales and marketing expenses

Sales and marketing expenses include employee-related expenses, such as salaries share-based compensation, depreciation expenses, office rent and maintenance expenses relating to contracted services, such as subcontractor, advertising and exhibition expenses, public relations and websites costs. We expect our sales and marketing expenses to increase significantly in absolute NIS or Dollars as we expand our commercial sales, marketing and business development teams, increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenues, we expect these expenses to increase as a percentage of revenues in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

General and administrative expenses

General and administrative expenses consist primarily of employee-related expenses including share-based compensation related to directors and employees, facility costs, insurance costs, depreciation expenses, maintenance expenses, and professional service costs, including legal, accounting, audit, finance and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our growth and global expansion. We also incured increased expenses related to audit, legal, regulatory and tax-related services associated with compliance with Nasdaq and SEC requirements, private placement, director and officer insurance premiums, director compensation, and other costs associated with being a public company traded on Nasdaq.

Financial Expense, net

Financial expenses, net, consisted primarily of the loss recognized in connection with the excess of the initial fair value of the pre-funded warrants and ordinary warrants over the transaction proceeds from the private placement completed during the period, changes at the fair value of the pre-funded warrant and ordinary warrant liabilities, interest income from short-term bank deposits, exchange rate differences, interest expense on lease liabilities, and changes in the fair value of the liability for royalties to the IIA.

Income Taxes

We have yet to generate taxable income. As of June 30, 2026, our net operating loss carryforwards for tax purposes were estimated at NIS 179.8 million (approximately $60.4 million). We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our consolidated financial statements included in our Annual Report.

Comparison of the six-month periods ended June 30, 2026 to the six-month periods ended June 30, 2025

			Convenience translation into U.S. dollars
	Six months ended June 30
	2025	2026	2026
	NIS in thousands		in thousands

Revenues	3,999	6,080	2,042
Cost of revenues	2,542	3,855	1,294
Gross profit	1,457	2,225	748
Research and development expenses, net	8,029	8,459	2,840
Sales and marketing expenses	5,966	6,382	2,143
General and administrative expenses	8,083	8,141	2,734
Operating loss	20,621	20,757	6,969
Financial expense, net	2,535	14,315	4,806
Tax expense	1	-	-
Total comprehensive loss	23,157	35,072	11,775
Loss attributable to holders of ordinary Shares	23,157	35,072	11,775

Revenues

Our revenues for the six months ended June 30, 2026 amounted to NIS 6.1 million (approximately $2 million), representing an increase of NIS 2.1 million (approximately $0.7 million) or 53%, compared to NIS 4 million (approximately $1.3 million) for the six months ended June 30, 2025. The increase was primarily driven by a higher volume of Pulsenmore ES units sold to our main customer, Clalit, fueled by the Company’s enhanced marketing efforts, and also from revenue recognition of 300 Pulsenmore FC units in 2026.

Gross Profit

Our gross profit for the six months ended June 30, 2026 amounted to NIS 2.2 million (approximately $0.7 million), representing an increase of NIS 0.7 million (approximately $0.2 million) or 53%, compared to NIS 1.5 million (approximately $0.5 million) for the six months ended June 30, 2025. The increase resulted mainly from a higher volume of Pulsenmore ES units sold, and also from revenue recognition of 300 Pulsenmore FC units in 2026.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2026 amounted to NIS 8.5 million (approximately $2.8 million), representing an increase of NIS 0.5 million (approximately $0.2 million) or 6%, compared to NIS 8 million (approximately $2.6 million) for the six months ended June 30, 2025. The increase resulted mainly from the amount of grants received from the IIA in 2025, offset by a decrease in expenses related to consultants and professional services.

Sales and Marketing Expenses

Our sales and marketing expenses for the six months ended June 30, 2026 amounted to NIS 6.4 million (approximately $2.1 million), representing an increase of NIS 0.4 million (approximately $0.1 million) or 7%, compared to NIS 6 million (approximately $2 million) for the six months ended June 30, 2025. The increase resulted mainly from an increase in advertising expenses.

General and Administrative Expenses

Our general and administrative expenses for the six months ended June 30, 2026 amounted to NIS 8.1 million (approximately $2.7 million), unchanged compared to NIS 8.1 million (approximately $2.7 million) for the six months ended June 30, 2025, reflecting no material change.

Operating Loss

Our operating loss for the six months ended June 30, 2026 amounted to NIS 20.8 million (approximately $7 million), compared to NIS 20.6 million (approximately $6.9 million) for the six months ended June 30, 2025, reflecting no material change.

Financial expense, net

During the six months ended June 30, 2026, we had financial expenses of NIS 14.3 million (approximately $4.8 million) resulting mainly from the private placement completed during the period, which resulted in the recognition of an the excess of initial fair value of pre-funded warrants over transaction proceeds amounting to NIS 12 million (approximately $4 million), agent commissions and other offering expenses related amounting to NIS 2.1 million (approximately $0.7 million) and changes in the USD-NIS exchange rate on bank deposits amounting to NIS 2.3 million (approximately $0.8 million). This was partially offset by financial income of NIS 1.2 million (approximately $0.4 million), resulting from a change in the fair value of the pre-funded warrants, and NIS 0.9 million (approximately $0.3 million), resulting from an increase in interest rates on deposits.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2026 was NIS 35 million (approximately $11.8 million), as compared to NIS 23.2 million (approximately $7.7 million) for the six months ended June 30, 2025, representing an increase of NIS 11.8 million (approximately $4.1 million) or 51%.

Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund working capital requirements and capital expenditures. Historically, we have funded our operations primarily through issuances of equity securities, cash flow from operations from sales of our products, and partially from government grants from the IIA and KORIL. Our capital requirements depend on many factors, including sales volume and the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. As of June 30, 2026, we had a net loss of NIS 35 million (approximately $11.8 million), our cash, cash equivalents amounted to NIS 43.6 million (approximately $14.6 million), and our short-term bank deposits amounted to NIS 26.2 million (approximately $8.8 million). During June 2026, we completed the private placement that resulted in gross proceeds of NIS 22.5 million (approximately $7.5 million) and transaction costs related amounted to NIS 2.1 million (approximately $0.7 million).

Since we have not yet generated positive cash flows from operating activities, our funding sources primarily rely on the issuance of equity securities. Based on our current business plan, we believe that our current cash and cash equivalents and short-term bank deposits together with anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date hereof. However, we expect to continue incurring losses and negative cash flows from operations until our products revenues reach a sufficient level. Therefore, in order to fund our operations until such time that we can generate substantial revenues, we may need to raise additional funds.

Our plans include continued commercialization of our products and raising capital through sale of additional equity securities. There are no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations.

Cash Flows

Comparison of the six-month period ended June 30, 2026 to the six-month period ended June 30, 2025

The table below shows a summary of our cash flows for the periods indicated:

			Convenience translation into U.S. dollars
	Six months ended June 30
	2025	2026	2026
	NIS in thousands		in thousands

Cash and cash equivalents at beginning of the period	41,170	21,604	7,255
Net cash used in operating activities	(15,570)	(17,571)	(5,900)
Net cash provided (used in) by investing activities	(1,422)	20,388	6,847
Net cash provided by financing activities	368	19,898	6,683
Increase (decrease) in cash, and cash equivalents	(16,624)	22,715	7,630
Effect of exchange rate changes on cash	(105)	(735)	(250)
Cash and cash equivalents at end of the period	24,441	43,584	14,635

Net cash used in operating activities

Net cash used in operating activities increased by NIS 2 million (approximately $0.7 million) or 12.8% to NIS 17.6 million (approximately $5.9 million) for the six-month period ended June 30, 2026, compared to NIS 15.6 million (approximately $5.2 million) for the six-month period ended June 30, 2025. This increase was driven primarily by a decrease in contract liabilities due to the revenue recognition of 300 Pulsenmore FC units in 2026 and increase in other receivables and a decrease in other payables and accruals.

Net cash provided by (used in) investing activities

Net cash provided by investing activities increased by NIS 21.8 million (approximately $7.3 million) or 1,557% to NIS 20.4 million (approximately $6.8 million) for the six-month period ended June 30, 2026, compared to the net cash used in investing activities of NIS 1.4 million (approximately $0.5 million) for the six-month period ended June 30, 2025. This increase resulted primarily from the proceeds of short-term bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities increased by approximately NIS 19.5 million (approximately $6.5 million), or 4,875% to NIS 19.9 million (approximately $6.7 thousand) for the six-month period ended June 30, 2026, compared to the net cash provided in financing activities of NIS 0.4 million (approximately $0.1 million) for the six-month period ended June 30, 2025. This increase resulted primarily from the private placement completed during. June 2026 that resulted in net proceeds of NIS 20.8 million (approximately $7 million)

Contractual Obligations

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business.

Our material cash requirements include contractual obligations with third parties for office leases. Our fixed office lease payment obligations were NIS 1.1 million (approximately $0.4 million) as of June 30, 2026, in which NIS 0.8 million (approximately $0.3 million) are payable within the next twelve months.

Capital Expenditures

Our capital expenditures for June 30, 2026 amounted to 134 NIS thousand (approximately $45 thousand ). These expenditures were for purchases of fixed assets. Our main purchases of fixed assets include computers, software and laboratory equipment and machines used for the development of our products.

Off Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Government Grants

Under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended (the “Research Law”), research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the sale of products and/or services developed in the framework of the approved R&D program using financing from such grants (“Financed Know-How”) or otherwise from all revenues generated by the company, as designated by the applicable IIA programs and approvals and the Research Law, and are subject to compliance with certain requirements and restrictions under the Research Law, which must generally continue to be complied with even following full repayment of all IIA grants (as adjusted for fluctuation in the USD/NIS exchange rate), with applicable interest, assuming the company neither grants licenses thereunder nor transfers production or development outside of the State of Israel. With respect to the royalty-bearing grants, companies that received such grants are committed to pay royalties at a rate of 3% on sales proceeds from products that were developed under the applicable IIA programs, up to the total amount of grants received and bearing interest rate calculated based on either LIBOR or SOFR, as further detailed in the Annual Report. The Research Law also requires that the manufacture of products which incorporate Financed Know-How will be carried out in Israel, unless the IIA provides its approval to the contrary. This approval, to the extent given by the IIA, may be subject to various conditions, including the repayment of increased royalties equal to up to 300% of the total grant amount plus applicable interest and an increase of 1% in the royalty rate, depending on the extent of the manufacturing that is to be conducted outside of Israel. The Research Law also provides that Financed Know-How and any right derived therefrom may not be sold, licensed, outsourced for development activities or otherwise transferred to third parties, unless such transfer was approved in accordance with the Research Law. In certain cases, the Research Committee may also approve a transfer of the Financed Know-How outside of Israel, subject to the receipt of certain payments calculated according to a formula set forth in the Research Law.

The obligation to pay royalties is contingent on actual income generated from such products. In the absence of such income, no payment of royalties is required.

Our research and development efforts were partially financed through royalty-bearing grants from the IIA. During the six months period ended June 30, 2026, no grants were received, whereas during the six months period ended June 30, 2025, we received IIA grants totaling approximately NIS 2.8 million (approximately $1 million).

As of June 30, 2026, the maximum amount of royalties we are committed to pay to the IIA at a rate of 3% on sales proceeds from our products developed, using the IIA grants we received under IIA programs are up to NIS 14.7 million (approximately $4.9 million), linked to the U.S. dollar and bearing annual interest at rates as prescribed by the IIA’s rules and guidelines.

We may apply in the future to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

In addition, our research and development efforts were also financed through royalty-bearing grants from KORIL.

During 2021, KORIL approved a research and development grant to us as part of a collaboration with a Korean company to develop an automated process for manufacturing ultrasound transducers. According to the program’s procedures, we are required to pay royalties to KORIL at a rate of 2.5% of revenue directly linked to transducers produced using the automated process. As of the date hereof, there is no assurance that the received grants will be repaid. As of June 30, 2026, the maximum amount of royalties we may be required to repay is NIS 1.7 million (approximately $0.6 million).